Exhibit 4.10

SATELLOS BIOSCIENCE INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025, and 2024

November 13, 2025

The following discussion is management’s assessment and analysis (this “MD&A”) of the results of operations and financial conditions of Satellos Bioscience Inc. (“Satellos” or the “Company”) for the three and nine months ended September 30, 2025, and 2024. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024 and the related notes thereto (together, the “condensed consolidated interim financial statements”) and the audited annual consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 and the related notes thereto (together, the “audited annual consolidated financial statements”).

Change in Presentation Currency

Effective January 1, 2025, the Company changed its presentation currency from the Canadian dollar (“CAD”) to the United States dollar (“USD”). The change in presentation currency was made to better reflect the Company’s business activities and to improve investor’s ability to compare the Company’s financial results with other publicly traded businesses in the industry. For the year ended December 31, 2024, and for all prior periods, we presented our financial statements in CAD. The comparative figures disclosed in our condensed consolidated interim financial statements for the period ended September 30, 2025, and in this MD&A, have been retrospectively changed to reflect the change in presentation currency to the USD, as if the USD had been used as the presentation currency for all prior periods.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and all dollar amounts are expressed in thousands of USD unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A contain “forward-looking information” and “forward- looking statements”, within the meaning of applicable Canadian securities laws (collectively herein referred to as “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “intention”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible”, “goal”, “seek”, “project”, “future”, “likely” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward-looking statements or statements of “belief”, including the statements made under “Risks and Uncertainties”, represent the Company’s estimates only as of the date of this MD&A and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. Forward-looking statements are necessarily based on estimates and assumptions made by Satellos in light of its experience and perception of historical trends, current conditions and expected future developments, as well as factors that Satellos believes are appropriate. Forward- looking statements in this MD&A include, but are not limited to, statements relating to:

•	our belief that the Company will be successful in raising additional capital to continue as a going concern;

•	the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;

•	our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

•	our belief that the Company has made, and will continue to make progress towards the achievement of certain milestones or objectives;

•	our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;

•	the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;

•	our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into Investigational New Drug (“IND”) enabling studies and clinical trials and the anticipated timelines surrounding such enabling studies;

•	our belief that we will not receive substantive comments from the United States Food and Drug Administration (“FDA”) on our IND applications which unduly delay our plans for and/or timing of a Phase 2 clinical trial in pediatric patients;

•	our expectations that the Notch pathway and AAK1 drug target (both as further described herein) represent drug development opportunities similar or superior to modulation of the epidermal growth factor receptor signaling pathway;

•	our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247 and SAT- 3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy (“DMD”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;

•	our belief that the results of Satellos’ research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;

•	discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;

•	our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;

•	our ability to discover, optimize, select and advance into clinical development therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;

•	our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;

•	our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;

•	our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;

•	our intention to identify and nominate one or more back-up drug candidates and the potential benefits of having such back-ups;

•	our plans to utilize and deploy MyoRegenXTM in our programs and our continued relationship with OHRI (as defined below);

•	our ability to develop the Company’s novel discoveries into viable therapeutic treatments suitable for clinical development in patients diagnosed with DMD, including, but not limited to, our ability to determine appropriate dosing regimens;

•	the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;

•	our expectations regarding future initiation of and enrolment into clinical trials and the timing of future enrolment into clinical trials for our product candidates;

•	our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;

•	our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability, and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products, and the benefits to be derived from such collaborative efforts;

•	our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;

•	our ability to generate and protect our potential intellectual property;

•	our ability to operate our business without infringing upon the intellectual property rights of others;

•	our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;

•	our ability to establish suitable CMC and GMP protocols as further described herein;

•	the manufacturing capacity of third-party manufacturers for our product candidates;

•	our expectations regarding federal, provincial and foreign regulatory requirements;

•	the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Canada and other jurisdictions;

•	our plans to submit one or more IND applications to and engage in communications with the FDA with the objective of obtaining approvals to initiate clinical trials in patients diagnosed with DMD;

•	the rate and degree of market acceptance and clinical utility of our future products, if any;

•	existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;

•	the implementation and execution of our commercial and operational strategy;

•	our ability to engage and retain the consultants or employees required to grow our business;

•	the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;

•	developments relating to our competitors and our industry, including the success of competing therapies that are or become available;

•	the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;

•	our belief that any discoveries by the Rudnicki Lab (as defined below) have the potential to have a positive impact on Satellos and our work;

•	our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing; and

•	general business and economic conditions and outlook including but not limited to foreign exchange rates and rates of inflation and the evolving regulatory or geo-political landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including, but not limited to:

•	obtaining positive results from our research and development activities, including clinical trials;

•	our ability to obtain regulatory approvals;

•	assumptions regarding general business, market and economic conditions;

•	assumptions regarding the cost and timing of each study;

•	the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;

•	assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;

•	the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;

•	our ability to continue to use existing licenses for the development of our product(s);

•	the availability (and sources) of financing on reasonable terms;

•	future expenditures to be incurred by the Company, including research and development and operating costs;

•	the Company’s ability to attract and retain skilled consultants and employees;

•	assumptions regarding market competition, market capture and pricing;

•	the products and technology offered by the Company’s competitors; and

•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined under the headings “Foreign Currency Risk”, “Liquidity Risk”, “Credit Risk” and “Risks and Uncertainties” in this MD&A and the risks outlined in the Company’s annual information form for the year ended December 31, 2024 dated March 26, 2025 (the “AIF”). Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:

•	risks related to the early stage of our products;

•	uncertainties related to preclinical product development activities and clinical trial outcomes;

•	uncertainties related to current economic conditions;

•	risks related to rapid technological change;

•	uncertainties related to forecasts and timing of clinical trials and regulatory approval;

•	competition in the market for therapeutic products, including those to treat Duchenne and related diseases;

•	risks related to potential product liability claims;

•	availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;

•	market acceptance and commercialization of products;

•	the availability, costs and supply of materials;

•	risks related to the effective management of our growth;

•	risks related to the reliance on partnerships and licensing agreements;

•	risks related to our reliance on key personnel;

•	risks related to the regulatory approval process for the manufacture and sale of therapeutic products;

•	risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and

•	our ability to secure and protect our intellectual property.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward-looking statements, there can be no assurance that forward-looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

NATURE OF BUSINESS AND OVERVIEW OF OPERATIONS

Overview of the Business

Satellos is a publicly traded (TSX: MSCL) biotechnology company dedicated to developing life-improving medicines to treat degenerative muscle diseases.

Satellos has incorporated breakthrough research in muscle stem cell polarity into a proprietary discovery platform, called MyoReGenXTM, to identify degenerative muscle diseases where deficits in this process affect muscle regeneration and are amenable to therapeutic intervention. With this platform, Satellos is building a pipeline of novel therapeutics to correct muscle stem cell polarity and promote the body’s innate muscle repair and regeneration process. The Company’s lead drug candidate is SAT-3247, an oral administered, small molecule drug in pill form. SAT-3247 is in clinical development as a potentially disease-modifying treatment for Duchenne muscular dystrophy.

Achievements and Highlights in the three and nine months ended September 30, 2025

On February 10, 2025, the Company announced that the single-ascending dose (“SAD”) cohorts, four multiple- ascending dose (“MAD”) cohorts, and one cross-over food effect single-dose cohort of the Company’s Phase 1a clinical trial with SAT-3247 had been fully enrolled.

On March 19, 2025, the Company announced initial safety and pharmacokinetic (“PK”) data of SAT-3247 from the Phase 1a clinical trial in an oral presentation at the 2025 Muscular Dystrophy Association (MDA) Clinical & Scientific Conference.

The purpose of the Phase 1a clinical study was to assess the safety, tolerability and PK of SAT-3247. In Phase 1a, 72 healthy volunteers were randomized across five SAD cohorts (including one cross-over food effect cohort) with single oral doses of up to 400 mg, and four MAD cohorts with daily oral doses up to 240 mg/day for 7 consecutive days. Phase 1a data showed that:

•	SAT-3247 was safe and well tolerated across all healthy volunteer cohorts. At predicted human efficacious dose levels (i.e., between 50 and 150 mg total daily dose), SAT-3247 did not display adverse clinical findings on any parameter measured, including clinical labs, vital signs, ECG’s, and physical exams. No moderate or greater drug-related adverse events were reported at any dose studied and any mild events reported were reversible.

•	Phase 1a PK data demonstrated consistency with results from the Company’s preclinical studies. These PK results confirmed post-dose plasma concentrations of SAT-3247 were sustained at levels and time courses which the Company’s research findings suggest are most likely to yield a therapeutic effect on muscle regeneration and strength.

On May 22, 2025, the Company announced promising data from a Phase 1b clinical study with SAT-3247. The Phase 1b was designed as an open-label study in which five adult male DMD patients, ages 20 – 27, were enrolled and treated with SAT-3247 over a period of 28 days. Results from Phase 1b demonstrated early signs that SAT-3247 may have the potential to affect grip strength, which could represent a clinically meaningful measure for patients with DMD. During the Phase 1b study, SAT-3247 was administered orally in tablet form at a total daily dose of 60mg for 5 consecutive weekdays followed by 2 days of placebo for 4 weeks (i.e., 20 dosing days on drug over the 28-day period of the study). Phase 1b data showed that:

•	SAT-3247 treatment appeared to have an effect on muscle regeneration and strength, with average strength across the study participants increasing 118.6% from ~2kg to ~4kg.

•	SAT-3247 treatment also may have had an effect on respiratory capacity using a common spirometry test to measure forced vital capacity (FVC). For the 4 patients who were physically able to conduct the test at the beginning and end of the 28-day period on drug, FVC increased 5.8% on average which is potentially meaningful. By contrast, FVC typically shows a decline of about 5% per year in DMD patients in the tested age group.

•	Study participants have been offered the option to enroll into an 11-month, long-term follow-up study with SAT-3247 and the first patient in this study was dosed in October 2025.

On June 18, 2025, the Company announced the election of Iris Loew-Friedrich, M.D., Ph.D., and Selwyn Ho, MBBS, to its Board of Directors. As part of the Annual General Meeting, Rima Al-awar, Ph.D., William Jarosz, J.D., and William McVicar, Ph.D., did not stand for re-election.

On July 16, 2025, the Company announced the appointment of Wildon Farwell, M.D., MPH, as Chief Medical Officer. Dr. Farwell joined Satellos from Dyne Therapeutics (Nasdaq: DYN), where he most recently served as CMO and medical advisor. At Dyne, Dr. Farwell built the development organization, led the protocol development and regulatory submissions for their DMD and myotonic dystrophy type 1 (DM1) programs, oversaw the conduct of multiple potentially registrational clinical studies, and contributed to several successful capital raises. Before joining Dyne, he spent a decade at Biogen in increasing leadership roles, including on clinical programs resulting in the approval of Spinraza and Qalsody as then-novel medicines for the treatment of the neuromuscular diseases SMA and ALS, respectively. Prior to moving into industry, Dr. Farwell served as an assistant professor of medicine at Harvard Medical School and was a physician at Brigham and Women’s Hospital and the VA Boston Healthcare System. He earned his medical degree from the University of Missouri School of Medicine and holds a Master of Public Health in clinical effectiveness from the Harvard T.H. Chan School of Public Health.

The Company announced on September 22, 2025, that 1.7 million warrants with an exercise price of CAD$0.60 had been exercised for gross proceeds of CAD$1.0 million.

On September 22, 2025, the Company announced the submission of an IND application to the U.S. FDA, along with parallel regulatory filings in the United Kingdom, Europe, Serbia and Australia, to initiate a Phase 2 clinical trial of SAT-3247 in ambulatory children with DMD. The planned Phase 2 trial will enroll children with Duchenne in the U.S., following FDA approval, and globally, following country health authority approvals. The three-month randomized, placebo-controlled study will assess safety and tolerability as well as key measures of strength, function, biomarkers, and muscle health. A nine-month open-label extension for this study is also being planned.

Subsequent to the quarter end, on October 10, 2025, Satellos announced presentation of data from the Phase 1b study noted above in a late-breaking poster session at the 30th Annual Congress of the World Muscle Society further demonstrating safety, tolerability, and functional impact of SAT-3247 in the first-in-human trial of adults with DMD.

Subsequent to the quarter end, on October 21, 2025, Satellos announced that the first adult patient had been dosed in LT-001, an open-label, long-term follow-up study of SAT-3247 in DMD.

Description of Business Strategy and Programs

The Company’s primary goal is the development of disease modifying therapeutic drugs for the treatment of severe muscle conditions of unmet medical need. Our core technology is based on discoveries by the Company’s scientific founder and Chief Discovery Officer, Dr. Michael Rudnicki, into understanding and modulating muscle stem cell function and its role in muscle regeneration. Multiple peer reviewed publications from Dr. Rudnicki’s lab (the “Rudnicki Lab”) at the Ottawa Hospital Research Institute (the “OHRI”) have advanced the understanding of the identity and behavior of muscle stem cells including their role in health and disease. For instance, the Rudnicki Lab was the first to define so called muscle stem cells (a.k.a. ‘satellite stem cells’) and characterize a sub-population as bona fide multipotent stem cells capable of both self-renewal and regeneration (Source: Kuang et al., 2007, Cell). Dr. Rudnicki was also first to demonstrate that such stem cells exist as a special body of cells capable of regeneration, and subsequently elucidate their biological mechanism of action and identify means to modulate their activity. He further linked deficiencies in muscle stem cell function directly to the pathology of Duchenne as a potential causal factor in the progressive muscle destruction that occurs in this lethal disease (Source: Dumont et al., 2015, Nature Medicine).

The basic principle governing how muscle stem cells contribute to the creation of new muscle cells and hence muscle regeneration, through a process known as asymmetric division, is depicted below in Figure 1.

Figure 1: Muscle stem cells undergo asymmetric divisions in response to injury stimuli. Muscle progenitor cells are generated to produce new muscle tissue or repair injured muscle.

Asymmetric muscle stem cell divisions result in one stem cell being produced and one progenitor muscle cell. The former maintains the pool of stem cells to be called on to respond to future injury. Progenitor muscle cells by contrast, continue to replicate through normal cell mitosis to generate potentially thousands of cells that ultimately incorporate into and become functional muscle tissue. Findings from the research of Dr. Rudnicki have linked deficits asymmetric division to the progressive muscle loss which is a principal pathology of DMD and other degenerative diseases.

To apply our understanding of muscle regeneration to therapeutic development in degenerative muscle conditions or disorders, Satellos employs a proprietary discovery platform developed by the Rudnicki laboratory at OHRI called, MyoReGenX™. An automated microscopy system, MyoReGenX™ recapitulates the muscle stem cell environment ex-vivo (i.e., outside the body) and enables Satellos to identify and assess opportunities for developing novel therapeutic treatments.

Lead Development Program: Duchenne

The Company’s first application of its technology (the “Lead Program”) is directed towards the discovery and development of a small molecule drug for the treatment of Duchenne, the most common fatal genetic disorder diagnosed in childhood affecting approximately one in 4,000 male births per year, worldwide. As depicted in the below Figure 2, individuals living with Duchenne experience severe and progressive loss of muscle function during their lives, often exhibited by loss of ambulation before their teenage years and generally culminating in death before the end of their third decade of life. There is no known cure.

Despite this dire scenario, Satellos takes hope for its novel approach from the fact that individuals living with Duchenne do make functional muscle as young children, albeit not as effective as their healthy peers. Our interpretation of the progressive nature of Duchenne, also depicted in Figure 2, is that the unmistakable signs of motor impairment and ambulatory challenges that become apparent during childhood represent a ‘tipping point’ in the balance between muscle damage and repair where regeneration fails to keep up with damage.

Satellos has designed SAT-3247 with the goal of resetting the balance of regeneration over degeneration by enhancing the process of asymmetric division and the ensuing creation of new muscle cells.

Figure 2: Progressive muscle loss a hallmark of Duchenne muscular dystrophy

Duchenne is caused by a mutation in the dystrophin gene that results in impairment to or loss of the dystrophin protein. Dr. Rudnicki demonstrated that muscle stem cells require a signal from the dystrophin protein to properly and efficiently divide in an asymmetric fashion (Source: Dumont et al. 2015, Nature Medicine.). As described in Figure 3 below, without the dystrophin signal, muscle stem cells fail to divide efficiently, often creating copies of themselves rather than making the progenitor cells needed to create new muscle.

Figure 3: Imbalanced Stell Cell Division

To address this problem, Satellos’ therapeutic strategy is to restore the missing signaling role of dystrophin by drug treatment - thereby resetting the muscle regeneration process.

Restoring the Missing Dystrophin Signal via AAK1 Inhibition

Deploying MyoReGenX™ to build on the identification and discovery of this previously unreported signaling role of dystrophin, in collaboration with the Rudnicki lab, Satellos undertook a systematic assessment, evaluation and prioritization of molecular pathways for their potential to safely rescue asymmetric stem cell divisions in the absence of dystrophin. From this exercise conducted over a multi-year period, the Company identified and selected Adaptor Associated Kinase 1 (aka “AAK1”), a protein kinase in the molecular signaling pathway known as “Notch”. Satellos has generated extensive preclinical data in the Mdx mouse, a gold standard research model bearing the same genetic defect as patients with Duchenne, demonstrating that treatment of these research mice through inhibition of AAK1 with SAT-3247 has potential to restore the process of asymmetric division in muscle stems cells. Our preclinical studies have further shown that inhibition of AAK1 with SAT-3247 enables muscle regeneration with the potential to increase muscle strength. Thus, we believe, SAT-3247 represents a potential novel therapeutic drug for the treatment of Duchenne in humans. Figure 4 below depicts our understanding of the mechanism by which our lead drug candidate, SAT-3247, affects asymmetric division and the muscle stem cell mediated regeneration via inhibition of AAK1.

Figure 4: Satellos Approach: Reset regeneration with SAT-3247

Of particular interest to Satellos from a de-risking perspective, small molecule inhibitors of AAK1 have previously been described for non-muscle related disease indications by an independent 3rd party company and have demonstrated what appear to be acceptable safety profiles thus far in multiple human clinical trials spanning hundreds of patients (Lexicon Pharmaceuticals Inc. 2022 10K filing pages 5&6 filed March 2, 2023). We believe this provides some initial indications of the potential safety of AAK1 inhibition.

Satellos announced positive preclinical data presented at the March 2024 MDA Clinical and Scientific Conference showing that SAT-3247 can improve skeletal muscle function in multiple mouse models of muscle degeneration. The preclinical data presented show the broad potential of SAT-3247 to improve skeletal muscle function as it has been demonstrated in three mouse models of muscle degeneration: mdx model of Duchenne, FLExDUX4 model of FSHD, and a muscle injury model in wildtype mice. In all instances, treatment with SAT-3247 over a three-to-four-week period resulted in a statistically significant improvement in muscle force versus animals receiving placebo.

In October 2024, Satellos announced data presented at the 29th Annual Congress of the World Muscle Society in Prague. The presentation provided an overview of key data collected during the open-label pilot study of SAT-3247 in a canine model of DMD. The data presented from the pilot study demonstrated that treatment of two DMD Canines with SAT-3247 improved measures of strength to near normal levels.

The Company has filed for patent protection on SAT-3247 and other inhibitors of AAK1. Please refer to the Intellectual Property section in the Company’s AIF for further details on its intellectual property strategy and filings and its licensing agreement with the OHRI.

Regulatory Designations for SAT-3247

The FDA granted both Orphan Drug Designation and Rare Pediatric Disease Designation to SAT-3247 for the potential treatment of DMD. Orphan Drug Designation applies to therapies targeting rare diseases affecting fewer than 200,000 people in the U.S. and provides benefits including seven-year market exclusivity upon approval, exemption from FDA application fees, tax credits for clinical trials, and eligibility for a priority review voucher.

The Rare Pediatric Disease Designation specifically supports treatments for serious and life-threatening conditions primarily affecting children under 18 years old. Under this program, drug sponsors may qualify for a priority review voucher upon approval, which can be used to accelerate the review of a future marketing application for another product or sold to another sponsor. These designations recognize the unmet medical need in DMD and provide regulatory and financial incentives to support SAT-3247's development.

Clinical Development of SAT-3247

The Company has advanced SAT-3247 through IND enabling studies, GMP manufacturing, a Phase 1a clinical study in 72 healthy adult volunteers and a Phase 1b clinical study in 5 adult DMD patients.

In September 2024, the first participant in the first-in-human Phase 1a clinical trial was dosed in Australia following regulatory approvals. The trial consisted of two components: a randomized, placebo-controlled study in healthy volunteers evaluating safety and PK across multiple dose cohorts, and an open-label study in adults with genetically confirmed DMD examining safety, PK, and potential pharmacodynamic markers. The healthy volunteer portion enrolled 72 participants across single ascending dose, multiple ascending dose, and food effect cohorts, while the DMD component included 5 participants receiving a single dose daily of SAT-3247 over 28 days.

In February 2025, the Company announced that the SAD, MAD and food effect dose cohorts of the Phase 1 clinical trial had been fully enrolled and in March 2025, the Company announced initial Phase 1 data in an oral presentation at the 2025 MDA conference as described above.

In May 2025, Satellos announced what it considers to be promising Phase 1b data, from its open-label study, demonstrating early signs that SAT-3247 may have the potential to positively affect grip strength in a statistically significant manner; such an outcome could represent a clinically meaningful measure for patients with DMD. This data was further updated at the World Muscle Society Conference in October 2025 as described above.

A long-term follow-up study (LT-001) for the patients who completed the Phase 1b study was initiated in Q3 2025 with the first patient dosed in October 2025.

This study will evaluate, over an eleven-month period, longer-term safety, changes in muscle composition by MRI, and functional outcomes including grip strength and FVC. The design allows patient assessments and reporting every three months during treatment. The company is working to expand the LT-001 protocol to include additional participants in Australia and plans to open the study in the U.S. — both subject to regulatory and clinical site approvals.

The Company filed IND and equivalent applications to the relevant regulatory authorities in the USA, the UK, the EU, Australia, and Serbia in September 2025 seeking approvals to conduct a global, randomized, placebo- controlled Phase 2 clinical trial in ambulatory pediatric DMD patients. Depending on responses from the regulators, Satellos plans to initiate this Phase 2 clinical trial in Q4, 2025. If approved, the Company has designed its proposed Phase 2 trial with the goal of demonstrating the potential for safety and functional benefit from treatment with SAT-3247. Please refer to the section “Regulatory Process” in the Company’s AIF for further details on the clinical drug development process.

Follow-On Program

There are more than 30 types of muscular dystrophy that affect humans. Each of these dystrophies has different causes that manifest into conditions ranging in severity from benign, small impairments to motor function, to the full loss of ambulation, or even death. Satellos has conducted proof of concept preclinical studies in relevant animal disease models showing potential for benefit by restoring the muscle regeneration process in Lama-2 Related Muscular Dystrophy (prevalence estimates between one in 50,000 and one in 400,000 births), Collagen- VI Related Muscular Dystrophy (prevalence of severe form of the disease estimated to be one in 1,000,000 births) and FSHD (prevalence of 4 per 100,000 individuals). These represent potential follow-on disease indications or programs for Satellos to consider in the future. The Company also plans to evaluate additional dystrophies as part of its ongoing research and development efforts.

REVIEW OF FINANCIAL RESULTS

The financial information reported herein was derived from the condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024.

Selected Financial Information

	Three months ended September 30, 2025	Three Months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Research & Development expenses	3,994	2,387	12,971	10,360
General & Administrative expenses	1,972	1,313	5,841	4,361
Other (income)/expense	(164)	2,924	(1,356)	1,457
Income tax expense	19	-	114	-
Net loss	(5,821)	(6,624)	(17,570)	(16,178)
Basic and diluted loss per share	(0.03)	(0.06)	(0.10)	(0.14)
Total assets	37,503	17,964	37,503	17,964

We have not earned revenue in the current quarter or any of the previous fiscal years.

For the three months ended September 30, 2025, we reported a net loss of $5,821 ($0.03 loss per share), compared to a net loss of $6,624 ($0.06 loss per share) for the three months ended September 30, 2024. For the nine months ended September 30, 2025, we reported a net loss of $17,570 ($0.10 loss per share), compared to a net loss of $16,178 ($0.14 loss per share) for the nine months ended September 30, 2024. The decrease in net loss for the three-month period ended September 30, 2025, compared with the same periods in 2024 was primarily a result of an impairment of $2,905 to fully write down the remaining carrying value of the AmpB intangible asset recognized in the three months ended September 30, 2024. This decrease was partially offset by increased Research and Development (“R&D”) expenses related to clinical activities associated with SAT- 3247 and increased General and administrative (“G&A”) expenses due to additional personnel fees and professional fees in the current period. The increase in net loss for the nine-month period ended September 30, 2025, compared with the same period in 2024 was primarily a result of increased R&D expenses related to clinical activities associated with SAT-3247. General and administrative expenses also increased in the nine- month period ended September 30, 2025 as compared to the prior period due to additional personnel fees and professional fees to support advancing operations, partially offset by an impairment loss recognized in the three months ended September 30, 2024 as mentioned above.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

Research and development expenses:

	Three months ended September 30, 2025	Three Months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Salaries and fees	909	568	2,430	2,069
Discovery expenses	168	219	498	570
Preclinical expenses	409	893	1,690	4,015
Chemistry, manufacturing controls	334	433	858	2,411
Clinical	1,759	323	6,442	861
Stock-based compensation	415	(49)	1,053	434
Total research and development expenses	3,994	2,387	12,971	10,360

R&D expenses increased by $1,607 to $3,994 for the three months ended September 30, 2025, compared to $2,387 for the three months ended September 30, 2024, and by $2,611 to $12,971 for the nine months ended September 30, 2025, compared to $10,360 for the nine months ended September 30, 2024. Factors contributing to the increase in R&D expenses in the current year periods are primarily the result of the following:

•	Salaries and management fees increased by $341 for the three months ended September 30, 2025, and by $361 for the nine-month period ended September 30, 2025, compared with the respective periods in the prior year. The increase is mainly related to higher headcount in the current year to support expanded clinical activities, partially offset by separation payments to an executive in the first half of the comparative period.

•	Preclinical expenses decreased by $484 for the three months ended September 30, 2025, and by $2,325 for the nine-month period ended September 30, 2025, compared with the respective periods in the prior year. The preclinical expense in the current periods is related to long-term toxicology work to support clinical development. In the comparative periods, preclinical expenses were related to IND enabling studies conducted to support the necessary regulatory filing, to initiate a Phase 1 clinical trial with SAT- 3247.

•	Chemistry, and manufacturing controls (“CMC”) expenses decreased by $99 for the three months ended September 30, 2025, and by $1,553 for the nine-month period ended September 30, 2025. CMC activities in the comparative period related to the process development and manufacturing of SAT-3247 for clinical use, while current period costs decreased due to a more focused scope of process development activities.

•	Clinical expenses increased by $1,436 for the three months ended September 30, 2025, and by $5,581 for the nine-month period ended September 30, 2025. Clinical costs incurred in the current period are associated with the completion of the Phase 1 healthy volunteer clinical study and the Phase 1b clinical study in adult DMD patients, and initiation and set up costs for the Phase 1b long term follow up study and Phase 2 pediatric clinical study. Clinical costs incurred in the comparative period were related to costs associated with initiating and conducting the Phase 1 healthy volunteer clinical study.

•	Non-cash stock-based compensation increased by approximately $464 for the three months ended September 30, 2025 and by $619 for the nine months ended September 30, 2025 compared with the respective periods in the prior year due to new grants issued in the first half of 2025 and the timing of the related vesting.

General and administrative:

	Three months ended September 30, 2025	Three Months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Salaries and board fees	819	767	2,561	2,058
Professional fees	686	252	1,642	1,100
Other operating expenses	106	81	437	393
Stock-based compensation	359	211	1,197	804
Depreciation	2	2	4	6
Total general and administrative expenses	1,972	1,313	5,841	4,361

General and administrative expenses increased by $659 to $1,972 for the three months ended September 30, 2025, as compared to $1,313 for the three months ended September 30, 2024, and by $1,480 for the nine months ended September 30, 2025, to $5,841, as compared to $4,361 for the nine months ended September 30, 2024. Changes to the components for general and administrative expenses presented in the table above are primarily the result of the following:

•	Salaries and board fees increased by $52 for the three months ended September 30, 2025, and by $503 for the nine months ended September 30, 2025, compared with the respective periods in the prior year. The increases are primarily related to salary and board fee adjustments, new hires to support expanded operations and a separation payment in the current nine-month period.

•	Professional fees increased by $434 for the three months ended September 30, 2025, and by $542 for the nine months ended September 30, 2025, compared with the respective periods in the prior year. The increases are primarily related to recruitment fees, legal fees, and fees associated with public company reporting obligations.

•	Non-cash stock-based compensation increased by $148 for the three months ended September 30, 2025, and by $393 for the nine months ended September 30, 2025 compared with the respective periods in the prior year due to new grants issued in 2025 and the timing of the related vesting.

Other income and expenses:

	Three months ended September 30, 2025	Three Months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Finance income	349	230	1,104	819
Impairment of intangible asset	-	(2,905)	-	(2,905)
Loss on derivative	-	-	-	(2)
Foreign exchange gain/(loss)	(185)	(249)	252	631
Total other income/(expenses)	164	(2,924)	1,356	(1,457)

Other income and expenses were a net income of $164 in the three months ended September 30, 2025 and a net income of $1,356 in the nine months ended September 30, 2025, compared to net loss of $2,924 and $1,457 in the respective comparative periods. Changes to the components for other income and expenses presented in the table above are primarily the result of the following:

•	Finance income increased in the current quarter by $119 and by $285 in the current year as compared to the respective prior year periods, related to interest earned on cash and cash equivalents and short- term investments from an increased average balance.

•	In the comparative period we recorded an impairment loss of $2,905, to fully write down the remaining carrying value of the AmpB intangible asset.

•	The decrease in foreign exchange gain in the nine-months ended September 30, 2025, of $252 as compared to a foreign exchange gain of $631 in the prior period, primarily reflects the change in the functional currency from Canadian dollars to US dollars effective January 1, 2025.

Summary of Quarterly Results

The table below is derived from unaudited quarterly results and was prepared by management for the eight previous quarters to September 30, 2025.

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
	$	$	$	$	$	$	$	$
R&D Expense	3,994	4,435	4,542	3,999	2,387	3,567	4,406	2,620
G&A Expense	1,972	1,932	1,937	1,678	1,313	1,326	1,722	1,943
Other (income) and expenses	(164)	(791)	(401)	(1,221)	2,924	(469)	(998)	210
Income taxes	19	32	63	-	-	-	-	-
Net Loss	(5,821)	(5,608)	(6,141)	(4,456)	(6,624)	(4,424)	(5,130)	(4,773)
Loss per Share	(0.03)	(0.03)	(0.04)	(0.03)	(0.06)	(0.04)	(0.05)	(0.04)

R&D expenses in Q3 2025 were lower than Q2 2025 and Q1 2025, primarily as a result of the recognition of a R&D tax incentive credit that was applied against R&D expenditures in Q3 2025. R&D expenses were higher in Q2 2025 and Q1 2025 as compared to prior quarters, due to clinical costs related to the Phase 1 clinical programs and the preparatory work on Phase 2 clinical programs. R&D expenses were higher in Q1 2024 due to IND enabling studies and CMC manufacturing in preparation of initiating our clinical program. R&D expenses in Q3 2024 were lower than in the prior quarters of 2024 and Q4 2023, reflecting the completion of the IND enabling studies necessary for the IND submission in Q2 2024 and reduced manufacturing activities in the quarter.

G&A expenses have increased in the current year quarters as compared to prior quarters primarily related to increased personnel expenses and non-cash stock-based compensation expenses. G&A expenses was lower in Q3 2024 and Q2 2024 compared to the other quarters, primarily due to lower professional fees related to investor relations expenses.

Beginning in Q1 2025, other income and expenses primarily reflect foreign exchange gains and losses on the Company’s cash and cash equivalents held in CAD and interest income earned on investments. Between Q4 2023 and Q4 2024, excluding Q3 2024, other income and expenses recorded primarily reflect foreign exchange gains and losses on the Company’s cash and cash equivalents and investments held in USD and interest income earned on short-term investments.

Net loss increased in Q3 2024, because the Company recognized an impairment of $2,905 to fully write down the remaining carrying value of the AmpB intangible asset.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, conducting preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $74,667 as of September 30, 2025. With no current revenues, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for our muscle regeneration platform is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners. Management has forecasted that the Company’s current level of cash will be sufficient to execute its current planned expenditures for more than the next 12 months without further financing.

Cash Management

At September 30, 2025, the Company had cash and cash equivalents and short-term investments of $34,614, compared with $48,548 of cash and cash equivalents and short-term investments at December 31, 2024. The decrease primarily reflects cash used to fund ongoing operations, particularly clinical trial costs and supporting operating activities. The Company invests cash in excess of operational requirements in highly rated and liquid investments.

Cash Flows:

The following table presents a summary of our cash flows for the nine months ended September 30, 2025, and 2024:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$
Net Cash provided by (used in):
Operating activities	(16,335)	(13,037)
Financing activities	2,094	182
Investing activities	(6,860)	13,594
Effect of foreign exchange on cash and cash equivalents	332	(57)
Net (decrease)/increase in cash and cash equivalents	(20,769)	682

Cash used in operating activities

Our cash used in operating activities for the nine months ended September 30, 2025, and 2024 was $16,335 and $13,037, respectively. Our uses of cash for operating activities consisted of costs related to the completion of the Phase 1, initial costs on Phase 1b long term follow up study and Phase 2 clinical study, salaries and wages for our employees, fees paid in connection with preclinical studies, drug manufacturing costs, and professional fees.

Cash used in financing activities

Our cash flow from financing activities for the nine months ended September 30, 2025, consisted of proceeds from the exercise of 5,623,087 warrants for cash proceeds, net of share issuance costs of $2,094. Our cash flow from financing activities for the nine months ended September 30, 2024, consisted of proceeds from the exercise of 589,156 warrants for cash proceeds of $182.

Cash used in investing activities

Our cash flow used in investing activities for the nine months ended September 30, 2025, was $6,860, and consisted of net purchases of investments of $6,854 and purchase of equipment of $6. Our cash flow from investing activities in the nine months ended September 30, 2024, was $13,594, and consisted of net maturity of investments of $13,598 and purchases of equipment of $4.

Net working capital was $33,994 as of September 30, 2025, compared to a net working capital of $47,160 as of December 31, 2024. Working capital is a non-GAAP measure and represents cash and cash equivalents, short-term investments, prepaid expenses, and other current assets less current liabilities. This financial measure provides insight into the Company’s short-term liquidity and the capital available to fund future operations.

Satellos’ main objectives in managing capital are to ensure cash resources are preserved and provide sufficient liquidity to finance research and development activities, ongoing administrative costs and working capital. Since inception, Satellos has financed its operations from private sales of equity, public sales of equity, convertible debt financing, non-convertible debenture financing, government grants and investment tax credits. Since Satellos has not generated net earnings from operations, its ongoing liquidity depends on its ability to access capital markets, which depends on the success of Satellos’ ongoing research and development programs, as well as capital market conditions.

Satellos uses cash flow forecasts to estimate cash requirements and has forecasted that our existing working capital is sufficient to operate the Company and meet our announced goals for the ensuing twelve months.

Based on future requirements, Satellos plans to raise capital as required to provide the necessary financial resources for operations. The timing of financings will depend on market conditions and Satellos’ cash requirements. Satellos’ cash flow forecasts are continually updated to reflect actual cash inflows and outflows to monitor the requirements and timing for additional financial resources.

Satellos will continue to pursue various funding options and opportunities; however, no assurances can be made that Satellos will be successful in raising additional investment capital, to continue as a going concern. Our ability to raise additional funds could be affected by adverse market conditions, the status of our product pipeline, and various other factors and we may be unable to raise capital when needed, or on terms favorable to us. If the necessary funds are not available, we may have to delay, reduce the scope of, or eliminate some of our development programs, potentially delaying the time to market for any of our product candidates.

Equity Offering December 2024

On December 20, 2024, the Company completed a public offering (the “December Equity Offering”), issuing 51,420,000 Common Shares at CA$0.90 per Common Share and 11,865,000 Pre-Funded Warrants with no expiry date and an exercise price of CA$0.00001 for CA$0.89999 per Pre-Funded Warrant for gross proceeds of $40,000 (CAD $56,956).

The costs associated with the December Equity Offering were $3,240, including cash costs for commissions to the agents of approximately $2,907, professional fees and regulatory costs of $253, and accrued professional and regulatory fees of $80.

Bloom Burton Securities Inc., (“BBSI”), an entity jointly controlled by a director of Satellos, acted as exclusive agent and book running manager for both the December Equity Offering and the May Equity Offering.

USE OF PROCEEDS

December 2024 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of the December Equity Offering (as previously proposed in the final prospectus dated December 17, 2024, relating to the December Equity Offering (the “December 2024 Prospectus”), along with the amounts actually expended.

Development Milestone	Amount to Spend (as proposed in the Dec 2024 Prospectus)	Costs Incurred to Date	Estimated Remaining Costs
Phase 2 clinical development of SAT-3247, including Phase 1 long-term follow up study and supporting CMC and pre-clinical activities	$28,092	$6,272	$21,820
General corporate and administrative expenses	$8,758	$526	$8,232
Total	$36,850	$6,798	$30,052

Please refer to the ‘Achievements and Highlights in the three and nine months ended September 30, 2025’ section above for progress made during the period on the development milestone.

License Agreements

Ottawa Hospital Research Institute (“OHRI”)

Effective May 1, 2018, Satellos and OHRI entered into the OHRI License Agreement whereby OHRI granted Satellos an exclusive, world-wide, sublicensable, royalty bearing right and license to a body of technology and patents comprised of five patent families to develop, make, have made, import, use, offer for sale, sell and have sold or otherwise commercialize licensed products. At the same time the parties entered into a sponsored research agreement, during the term of which OHRI has agreed to carry out specific research and development activities according to a prescribed statement of work, as may be amended from time to time, under the direction of the Company’s co-founder, Dr. Michael A. Rudnicki (the “OHRI SRA”). Under the OHRI SRA, Dr. Rudnicki leads a dedicated R&D team who are engaged solely to execute the agreed R&D program of Satellos, under his direction and as defined in the statement of work.

Long-Term Obligations and Other Contractual Commitments

The Company enters into contracts in the normal course of business, including for research and development activities. As at September 30, 2025, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $21,870, most cancellable with notice. These commitments include agreements related to the conduct of long- term toxicology and clinical studies.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$21,870	$12,803	$9,067	nil	nil

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to OHRI under the OHRI SRA and the OHRI License. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

●	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

●	The following payments to OHRI may be triggered by specified events:

o	CA$50 - each time a Licensed Product is the subject of an approved IND in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	CA$150 - each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	CA$300 - each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and

o	CA$1,000 - each time a Licensed Product is the subject of a regulatory approval in the US (such as NDA and BLA) or equivalent in any other industrialized country (maximum one payment per new drug candidate).

●	2% of sublicensing income received by Satellos from the grant of sublicenses.

TRANSACTIONS WITH RELATED PARTIES

The following related parties have engaged in transactions with the Company during the three and nine months ended September 30, 2025 and September 30, 2024.

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, Chief Medical Officer, former Chief Business Officer, Chief Financial Officer and the Directors of the Corporation. The remuneration of key management personnel is as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2025	Three months ended September 30, 2024	Three months ended September 30, 2024
	$	$	$	$
Salaries and management fees	663	294	1,951	1,784
Stock-based compensation	499	102	1,440	979
Total	1,162	396	3,391	2,763

OFF-BALANCE SHEET ARRANGEMENTS

Satellos has not entered into any material off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Satellos is exposed to various risks through its financial instruments as at September 30, 2025. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. In the three and nine months ended September 30, 2025, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills and Guaranteed Investment Certificates. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by placing them with high quality credit financial institutions. The Company's cash and cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and Guaranteed Investment Certificates with commercial banks.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at September 30, 2025, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. These fluctuations may be significant.

a)	Foreign Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for research and development incurred in US dollars. The Company manages foreign exchange risk by maintaining Canadian dollars in cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in US dollars are as follows:

	As at September 30, 2025
	US $	Australian $	Euro €	GBP £	Canadian $	Total $
Cash and cash equivalents	13,975	756	-	-	4,573	19,304
Short-term investments	11,000	-	-	-	4,310	15,310
Accounts payable and accrued liabilities	(1,853)	(207)	(269)	-	(1,174)	(3,503)
Total	23,122	549	(269)	-	7,709	31,111

	As at December 31, 2024
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	24,848	339	-	14,886	40,073
Short-term investments	5,000	-	-	3,475	8,475
Accounts payable and accrued liabilities	(2,491)	(329)	(242)	(521)	(3,583)
Total	27,357	10	(242)	17,840	44,965

Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar, Australian dollar, Euro, and GBP would result in an increase or decrease in loss and comprehensive loss for the nine months ended September 30, 2025, of $799 (December 31, 2024 - $1,761).

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short- term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

c)	Fair Value

Financial assets and liabilities are recognized on the statement of financial position at amortized cost in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At September 30, 2025, the Company's financial instruments included cash and cash equivalents, short- term investments, accounts receivable, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities, the carrying amounts approximate fair value at the respective statement of financial position date.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty are disclosed in the consolidated financial statements for the years ended December 31, 2024 and 2023.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. The internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that our assets are safeguarded.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following issued and outstanding securities:

Security	Number
Common shares	185,507,153
Prefunded Warrants	37,916,940
Stock options	25,766,763

RISKS AND UNCERTAINTIES

We are a development stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of its product. An investment in our Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF, as well as our other public filings with the securities regulators before investing in our Common Shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of our most recent AIF filed on SEDAR+ at www.sedarplus.ca.

ADDITIONAL INFORMATION

Additional information related to Satellos, including the AIF, is available by accessing the Company’s SEDAR+ profile at www.sedarplus.ca.